

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Aylwin Lewis
Chief Executive Officer
Potbelly Corporation
222 Merchandise Mart Plaza, 23rd Floor
Chicago, IL 60654

> **Re: Potbelly Corporation**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted February 4, 2013**
> **CIK No. 0001195734**

Dear Mr. Lewis:

We have reviewed your responses to the comments in our letter dated January 10, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your revised disclosure on page 54 regarding the CREST reports provided by the NPD Group. Please provide us with a copy of such data as it relates to the statements you make in the prospectus.

Prospectus Summary, page 1

The Neighborhood Sandwich Shop, page 1

2. We note your response to our prior comment 1 and reissue in part. Please revise the first sentence on page 1 to state that it is your belief that your products are served by "welcoming" people and that your design elements create a "lively" atmosphere.

Our Competitive Strengths, page 2

3. We note your response to our prior comment 5 and reissue in part. Please revise to clarify what you mean by "wholesome" food. Also revise to balance the disclosure in the first paragraph by explaining what you mean by the term "'artisanal-style' hearth-baked bread" and clarifying that you do not bake your own breads on the premises on a daily basis.

<u>Our Growth Strategy, page 3</u>

4. We note your response to our prior comment 9 and reissue in part. We continue to believe that the term "terrific returns" is not helpful to investors in an understanding of your financial strategic goals as you cannot provide any assurance that you will be able to achieve "terrific" returns. Also, the phrase may convey the idea that you are referring to returns to the shareholders. Please revise throughout accordingly.

<u>Business, page 52</u>

<u>Our Competitive Strengths, page 53</u>

<u>Distinct, Deep-Rooted Culture: The Potbelly Advantage, page 54</u>

5. We note your response to our prior comment 16 and reissue in part. Please revise to state that it is your belief that the Potbelly Values "make Potbelly a place [your] employees love to work."

<u>Become a Global Iconic Brand, page 56</u>

6. We note your revised disclosure on page 56 that "[c]ustomers at [your] shops in new markets report positive recommendations from friends and family members who live in regions with established Potbelly shops." Please revise to identify the method by which you have heard such reports. In this regard, we note your discussion of your various forms of customer feedback on page 58. Alternatively, please remove such disclosure.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Edward S. Best
        Mayer Brown LLP